Filed by Baker Hughes Incorporated
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
Subject Company: BJ Services Company
Commission File No: 001-10570

In connection with the proposed merger, Baker Hughes Incorporated (“Baker Hughes”) will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Baker Hughes and BJ Services Company (“BJ Services”) that also will constitute a prospectus of Baker Hughes regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND BJ SERVICES ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING BAKER HUGHES, BJ SERVICES AND THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of Baker Hughes and BJ Services seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Baker Hughes and BJ Services with the SEC at the SEC’s web site at www.sec.gov.
The joint proxy statement/prospectus and such other documents (relating to Baker Hughes) may also be obtained from Baker Hughes for free (when available) from Baker Hughes’ web site at www.bakerhughes.com/investor or by directing a request to: Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, TX 77019, Attention: Corporate Secretary, or by phone at (713) 439-8600. The joint proxy statement/prospectus and such other documents (relating to BJ Services) may also be obtained from BJ Services for free (when available) from BJ Services’ web site at www.bjservices.com or by directing a request to: BJ Services Company, P.O. Box 4442, Houston, Texas 77210-4442, Attention: Investor Relations, or by phone at (713) 462-4239.
Baker Hughes, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Baker Hughes’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction will be contained in the joint proxy statement/prospectus when it is filed with the SEC.
BJ Services, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from BJ Services’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction will be contained in the joint proxy statement/prospectus when it is filed with the SEC.
Except for the historical information set forth in this document, the matters discussed in this document are forward-looking statements that involve certain assumptions and known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Baker Hughes and BJ Services, including expected future financial and operating results, anticipated accretion to Baker Hughes’ earnings per share arising from the transaction, the expected amount and timing of cost savings and operating synergies, whether and when the transactions contemplated by the merger agreement will be consummated, the new combined company’s plans, market and other expectations, objectives, intentions and other statements that are not historical facts.
The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals for the transaction and the approval of the merger agreement by the stockholders of both parties; the risk that the cost savings and any other synergies from the transaction may not be realized or take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; continuation or deterioration of current market conditions; future regulatory or legislative actions that could adversely affect the companies; and the business plans of the customers of the respective parties. Additional factors that may affect future results are contained in Baker Hughes’ and BJ Services’ filings with the SEC, which are available at the SEC’s web site http://www.sec.gov. Except as required by law, neither Baker Hughes nor BJ Services intends to update or revise statements contained in these materials based on new information, future events or otherwise.

Baker Hughes & BJ Services Advancing Reservoir Performance September 9, 2009

2 2 Information set forth in this document (and all oral statements made regarding the subjects of this document) contain "forward-looking statements" (as defined in Section 21E of the Securities Exchange Act of 1934, as amended), which reflect Baker Hughes' and BJ Services' expectations regarding future events. The forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those contained in the forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Baker Hughes and BJ Services, including future financial and operating results, accretion to Baker Hughes' earnings per share arising from the transaction, the expected amount and timing of cost savings and operating synergies, whether and when the transactions contemplated by the merger agreement will be consummated, the new combined company's plans, market and other expectations, objectives, intentions and other statements that are not historical facts. The following additional factors, among others, could cause actual results to differ from those set forth in the forward- looking statements: the ability to obtain regulatory approvals for the transaction and the approval of the merger agreement by the stockholders of both parties; the risk that the cost savings and any other synergies from the transaction may not be realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses, unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; continuation or deterioration of current market conditions; future regulatory or legislative actions that could adversely affect the companies; and the business plans of the customers of the respective parties. Additional factors that may affect future results are contained in Baker Hughes' and BJ Services' filings with the Securities and Exchange Commission ("SEC"), which are available at the SEC's web site http://www.sec.gov. Baker Hughes and BJ Services disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise. Forward-Looking Statements

3 3 Baker Hughes and BJ Services will file a joint proxy statement/prospectus and other documents with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING BAKER HUGHES, BJ SERVICES AND THE ACQUISITION. A definitive joint proxy statement/prospectus will be sent to security holders of Baker Hughes and BJ Services seeking their approval of the acquisition. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Baker Hughes and BJ Services with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus and such other documents (relating to Baker Hughes) may also be obtained for free from Baker Hughes by accessing Baker Hughes' website at www.bakerhughes.com/investor. The proxy statement/prospectus and such other documents (relating to BJ Services) may also be obtained for free from BJ Services by accessing BJ Services' website at www.bjservices.com. Additional Information and Where to Find It Baker Hughes, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Baker Hughes' stockholders in connection with the acquisition. Information regarding such persons and a description of their interests in the acquisition will be contained in the joint proxy statement/prospectus when it is filed. BJ Services, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from BJ Services' stockholders in connection with the acquisition. Information regarding such persons and a description of their interests in the acquisition will be contained in the joint proxy statement/prospectus when it is filed. Participants in the Solicitation

Adding BJ Services Strengthens Our Portfolio 4 Understanding the Reservoir Accessing the Formation Producing Hydrocarbons Seismic Reservoir Analysis Completions Artificial Lift Chemicals Hydraulic Fracturing Offshore PP Drill Bits Wireline DD/LWD Fluids Coil Tubing Cementing

Adding BJ Services Strengthens Our Portfolio 5 Understanding the Reservoir Accessing the Formation Producing Hydrocarbons Seismic Reservoir Analysis Completions Artificial Lift Chemicals Hydraulic Fracturing Offshore PP Drill Bits Wireline DD/LWD Fluids Coil Tubing Cementing

BJ Services Meets Our Acquisition Criteria: Addresses gaps in our product line Fills important pressure pumping gap Enhances competitive position in other product lines Advances our capabilities in the reservoir Pressure pumping makes us more competitive for integrated operations A technology play in key market segments Hydraulic fracturing and acidizing Unconventional shale gas, tight gas and oil, international opportunities Offshore pressure pumping and sand control services Cementing Coiled tubing services 6 6

7 Diversified Oilfield Services Franchises 7 Sources: Bloomberg, Pressure Pumping revenue from Spears & Associates 5% 27% Pressure Pumping 24% 39% BJS fills gaps in BHI's product offering Other Revenue 2008 Revenue, as reported (billions)

Top-Tier of the Diversified Oilfield Services Franchises Combination adds to Baker Hughes' competitive advantages: Critical mass in strategically key markets Broader portfolio to provide customer solutions More competitive in integrated operations projects and bundled service offerings Makes Baker Hughes more competitive Pro forma Baker Hughes will be ranked in the top 3 in each of the major markets that are strategic "must-haves" for the top-tier diversified international franchises 8

9 Leading Positions in Strategically Important Markets 2008 Market Size ($B) Product Line Proforma BHI SLB HAL WFT SII $24.4 Pressure Pumping 3 2 1 6 $15.3 Geophysical Equipment & Services 1 6 $13.9 Directional Drilling, LWD and Mud Logging 2 1 2 4 6 $12.4 Drilling and Completion Fluids, Solids Control 3 2 1 $11.3 Wireline logging 3 1 2 4 7 $7.4 Completion Equipment 1 4 2 3 6 $7.0 ESPs 1 2 $6.4 Rental and Fishing Services 3 1 2 $4.3 Specialty Chemicals 1 4 $3.8 Drill Bits 1 4 2 $3.3 Coiled Tubing 3 1 2 7 Rank of Share in 2008 Source: Spears and Associates May 2009 Oilfield Market Report, Baker Hughes; BHI proforma

10 Other Major Oilfield Service Markets 2008 Market Size ($B) Product Line proforma BHI SLB HAL WFT SII $25.0 Oil Country Tubular Goods (OCTG) 8 7 $24.2 Land Contract Drilling 7 11 $2.6 Casing and Tubing Services 3 1 $2.0 Production Testing 1 3 $1.9 Downhole Drilling Tools 2 8 $1.0 Inspection and Coating 2 $0.8 Casing and Cementation Products 2 1 Source: Spears and Associates May 2009 Oilfield Market Report, Baker Hughes; BHI proforma Rank of Share in 2008

Strategically Important Technology and Focus Pressure Pumping is a major component in many major new drilling projects (including fracturing, acidizing, cementing and coiled tubing services) Integration of pressure pumping increases competitiveness, opportunities and reduces costs Growth opportunities in: International Opportunities Integrated Operations Deepwater Shale 11 11 2008 Pressure Pumping Market Shares 1Source: Spears, based on CY 2009 revenue and 2008 market share

Examples of International Opportunities Brazil Deepwater pressure pumping paired with BHI deepwater DD/LWD and Fluids Russia Caspian BHI critical mass provides additional opportunity West Africa Deepwater pressure pumping North Sea BJS benefits from BHI presence Asia Pacific BHI benefits from BJS' presence Saudi Arabia IO Opportunities Mexico IO opportunities (land and offshore) North Africa Building on mutual strengths 12

BJ Services Strengthens Our Integrated Operations National Oil Companies account for a growing share of E&P capital expenditures - and are shifting towards the integrated project model that incorporates pressure pumping Baker Hughes adds to its critical mass of products, scale and international presence that are required of top-tier competitors for complex integrated projects We have partnered with BJ Services on many new integrated bids Acquiring BJ Services' pressure pumping capabilities increases the competitiveness of Baker Hughes and creates efficiencies 13 13

Pressure Pumping is Key in Deepwater Projects Most deepwater projects call for fracturing, cementing and completion services Combined company has a large deepwater fracturing presence 10 Stimulation vessels Ultradeep GoM stimulation vessel to be delivered in late 2009 (Blue Dolphin) Offshore cementing business is a BJ Services strength Seahawk cementing units Strong cementing market share on new builds 14 Deepwater Rigs1 1Source: Rigzone 14

15 Pressure Pumping is Key to Frac-Intensive Shale 15 The unconventional shales are the most significant opportunity in North America BJS is a leader in strategically crucial shale fracturing technology in the North American market Multi-zone completion technology (vertical integration) Experienced operating personnel, efficient capacity Selected Shale Plays and BJS Operating Bases "Unconventional" technologies to tap shale ALL depend on pressure pumping

Formation Evaluation Synergies Baker Hughes can expand BJ Services reservoir analysis capabilities with dedicated measurements including FLEX/Rockview, FracExplorer, and RPM Gasview. BJ Services extends the frac analysis capabilities of our Reservoir Technology and Consulting Group 16 Measurement of gas in place in the Barnett Shale Real time measurement of a hydraulic frac in progress

Integrating BJ Services and Baker Hughes Few overlaps, complementary products and services Baker Hughes has partnered with BJ Services' pressure pumping on several major projects Compatible cultures To ensure smooth operations, BJ Services will be integrated over time into our geographic organization at a managed pace 17 17

18 Beyond Pressure Pumping: Complementary Lines BJ Services' highly complementary (non-pressure pumping) oilfield services group will strengthen Baker Hughes' completion and production businesses. (BJS FY2008 revenue $1.0B) Process & pipeline services Casing & tubular services Completion and service tools Completion fluids Chemical services Baker Hughes' worldwide geographic presence will help grow BJ Services' business lines in North American and International markets BJS FY2008 Revenue

Financially Compelling Transaction Attractive transaction for Baker Hughes and BJ Services stockholders Enables all stockholders to participate in the upside Baker Hughes maintains a robust balance sheet Strong credit ratings Capacity to consider other opportunities Cost-savings from eliminating redundant expenses 19 19

20 Transaction Overview Terms 0.40035 shares of Baker Hughes and $2.69 in cash per share of BJ Services Approximately 117 million new BHI shares to be issued Approximately $787 million of total cash consideration to BJ Services stockholders Pro Forma Baker Hughes 72.5% Ownership BJ Services 27.5% Governance 2 BJ Services Board members will join the Baker Hughes Board of Directors Expected By the end of CY 2009 Closing Date 20

Significant Cost Synergy Opportunities Reductions of corporate overhead Property consolidation Rationalization of overlapping field resources Total annual savings estimated: $75 million in 2010 $150 million in 2011 21 21

Exiting the Downturn A Stronger Company Improve Customer Intimacy Geographic Organization People Strategy - added key executives Achieve Operational Effectiveness Reducing the size of our workforce Efficiencies in shared services organizations Closed and consolidated facilities Supply Chain and Information Technology Optimize the Product Portfolio Reservoir Technology and Consulting Group BHI / BJS Merger Geographic organization Long-Term Strategy 22

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